



Loxsmith Bagels LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%
Target Raise Amount: $30,000
Offering End Date: November 8, 2022

Repayment Period: 3 years (36 months)
Minimum Raise Amount: $15,000

Company Details:

Name: Loxsmith Bagels LLC
Founded: July 7, 2021
Address: 1517 16th Ave E
           Seattle, WA 98112

Industry: Commercial Bakeries
Employees: 3
Website: https://www.loxsmithseattle.com

Use of Funds Allocation:

If the maximum raise is met:

$28,875 (96.25%) – of the proceeds will go towards equipment
$1,125 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,135 Followers





Business Metrics:

	FY20	FY21	YTD 6/30/2022
Total Assets	-$4,246	$18,390	$34,837
Cash & Cash Equivalents	$2,512	$5,150	$14,958
Accounts Receivable	$0	$0	$0
Short-term Debt	$2,461	$16,504	$19,239
Long-term Debt	$0	$14,158	$0
Revenue	$82,508	$109,101	$56,753
Cost of Goods Sold	$2,165	$47,513	$33,481
Taxes	$0	$0	$0
Net Income	$73,267	-$23,472	$8,903

Recognition:

Loxsmith Bagels LLC's owner Matthew Segal worked as a sushi chef when he first moved to Seattle and became obsessed with lox when his attention turned to bagels. During his research trips to New York, he learned the cold-smoked fish the city celebrates is normally made with farmed salmon. So, he decided to perfect his own lox recipe, using wild king salmon from the Pacific Ocean, which is normally more flavorful than the farm-raised variety. Loxsmith Bagels has had extended residencies at Capitol Hill bars Nacho Borracho and Montana.

About:

Loxsmith Bagels LLC is a bakery and appetizing shop that channels east coast Ashkenazi traditions while influenced by Asian cuisine. Examples of the blending are sushi bagels like spicy tuna, unagi avocado Tobiko, & pickled mackerel with scallion cream cheese on sesame nori bagel. Pickled vegetables from Asian culture like kimchi and radish are paired with traditional bagel deli classics.

For more information, contact our Customer Support Team at support@thesmbx.com

